

NEWS RELEASE

FOR IMMEDIATE RELEASE

February 4, 2009

CAPITOL FEDERAL FINANCIAL
REPORTS FIRST QUARTER 2009 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) (the "Company") announced today results for the quarter ended December 31, 2008. Detailed results of the quarter are available in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, which will be filed today and posted on our website, http://ir.capfed.com/sec.cfm. Highlights for the quarter include:

- net income of $15.9 million,

- diluted earnings per share of $0.22,

- equity to total assets ratio of 11.00%,

- non-performing loans to total loans ratio of 0.35% and

- Capitol Federal Savings Bank (the "Bank") continues to maintain substantial access to liquidity.

On January 14, 2009, the board of directors declared a $0.50 per public share dividend to stockholders of record as of February 6, 2009, payable on February 20, 2009.

Results of Operations for the Quarter Ended December 31, 2008

Net income for the quarter ended December 31, 2008 was $15.9 million compared to $9.1 million for the same period in the prior fiscal year. The $6.8 million increase in net income was primarily a result of a $10.3 million decrease in interest expense and a $4.3 million increase in interest and dividend income, partially offset by a $4.1 million increase in income tax expense and a $2.7 million increase in other expenses.

Total interest and dividend income for the current quarter was $105.3 million compared to $101.0 million for the prior year quarter. The $4.3 million increase was a result of an increase in interest income on mortgage-related securities of $9.3 million, partially offset by a decrease in interest income on investments of $2.8 million, a decrease of $1.4 million in interest income on cash and cash equivalents, and a decrease in dividends on FHLB stock of $1.3 million.

The $10.3 million decrease in interest expense was primarily a result of a decrease in interest expense on deposits and Federal Home Loan Bank ("FHLB") advances, partially offset by an increase in interest expense on other borrowings. Interest expense on deposits for the current quarter decreased to $26.8 million from $38.0 million for the prior year quarter, primarily a result of a decrease in the average rate paid on the certificate of deposit, money market and retirement savings portfolios. Interest expense on FHLB advances for the current quarter decreased to $29.5 million from $34.2 million for the prior year quarter, primarily as a result of a decrease in the average balance due to maturing advances and a decrease in rate as a result of the termination and maturity of the interest rate swap agreements during fiscal year 2008. Interest expense on other borrowings for the current quarter increased to $7.7 million from $2.2 million for the prior year quarter due to an increase in the average balance. The proceeds from the repurchase agreement funds were used to purchase mortgage-related securities and to fund maturing FHLB advances.

Income tax expense for the current quarter was $9.3 million compared to $5.2 million in the prior year quarter. The increase in income tax expense was due to an increase in earnings compared to the prior year quarter. The effective tax rate for each quarter was relatively unchanged at 36.9% for the current year quarter, compared to 36.2% for the prior year quarter.

Financial Condition as of December 31, 2008

Total assets increased from $8.06 billion at September 30, 2008 to $8.16 billion at December 31, 2008. The $102.1 million increase in assets was primarily attributed to a $135.8 million increase in the loan portfolio as a result of one- to four-family loan purchases during the current quarter.

The balance of our non-performing loans, which are primarily one- to four-family loans, increased from $13.7 million at September 30, 2008 to $19.2 million at December 31, 2008. Despite the increase in non-performing loans at December 31, 2008, our non-performing loans continue to remain at low levels relative to the size of our loan portfolio. Our ratio of non-performing loans to total loans increased from 0.26% at September 30, 2008 to 0.35% at December 31, 2008. At December 31, 2008, our allowance to loan losses was $6.1 million or 0.11% of the total loan portfolio and 32% of total non-performing loans. This compares with an allowance for loan losses of $5.8 million or 0.11% of the total loan portfolio and 42% of total non-performing loans as of September 30, 2008.

Total liabilities increased from $7.18 billion at September 30, 2008 to $7.26 billion at December 31, 2008. The $75.9 million increase in liabilities was primarily a result of an increase in FHLB advances of $149.8 million, partially offset by a decrease in deposits of $56.6 million. The additional FHLB advance in the current quarter was in anticipation of maturing advances in January 2009. The new advance was entered into prior to the maturity of the other advances due to favorable rate and term offerings available at the time of the new advance.

The Bank continues to maintain access to additional liquidity by diversifying its funding sources and maintaining a strong retail oriented deposit portfolio. We believe the turmoil in the credit and equity markets has made deposit products in strong financial institutions desirable for many customers. In addition, the investments of the Bank are government-agency backed securities which are highly liquid and have not been credit impaired and are therefore available as collateral for additional borrowings or for sale if the need or unforeseen conditions warrant.

Stockholders' equity increased $26.2 million to $897.4 million at December 31, 2008, from $871.2 million at September 30, 2008. The increase was primarily a result of an increase in unrealized gains on available-for-sale securities of $20.2 million and net income of $15.9 million partially offset by dividends paid of $12.7 million.

Management's Discussion of Dividends

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. On January 14, 2009, the board of directors declared a dividend of $0.50 per share which will be paid on February 20, 2009 to stockholders of record on February 6, 2009. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares.

Our cash dividend payout policy is continually reviewed by management and the board of directors. Dividend payments depend upon a number of factors including the Company's financial condition, results of operations, regulatory capital requirements of the Bank, other regulatory limitations on the Bank's ability to make capital distributions to the Company and the continued waiver of dividends by MHC. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations. At December 31, 2008, Capitol Federal Financial, at the holding company level, had $110.5 million in deposit accounts held at the Bank, available to further the Company's general corporate and capital management strategies, which could include the payment of dividends.

The Company has a relatively unique corporate structure; therefore, reporting of certain information under accounting principles generally accepted in the United States of America ("GAAP") is not necessarily reflective of the process considered by the board of directors in connection with its dividend policy. The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC.

The following is a reconciliation of the denominations of the basic and diluted earnings per share calculations.

	Three Months Ended December 31,	
	2008	2007
	(Dollars in thousands, except per share amounts)	
Net income	$ 15,852	$ 9,113
Average common shares outstanding	73,062,337	72,955,067
Average Employee Stock Ownership Plan ("ESOP") shares outstanding	548	548
Total basic average common shares outstanding	73,062,885	72,955,615
Effect of dilutive Recognition and Retention Plan ("RRP") shares	8,716	6,789
Effect of dilutive stock options	90,443	55,183
Total diluted average common shares outstanding	73,162,044	73,017,587
Net earnings per share:		
Basic	$ 0.22	$ 0.12
Diluted	$ 0.22	$ 0.12

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to the Company's public stockholders. The following table is presented to provide a better understanding of the information the board of directors reviews when considering the amount of dividends to declare. In addition to the information below, the board of directors also considers the amount of cash at the holding company. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	Three Months Ended December 31,	
	2008	2007
	(Dollars in thousands, except per share amounts)	
Net income	$ 15,852	$ 9,113
Basic average common shares outstanding	73,062,885	72,955,615
Average shares held by MHC	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public stockholders	20,870,068	20,762,798
Effect of dilutive RRP shares	8,716	6,789
Effect of dilutive stock options	90,443	55,183
Total adjusted diluted average shares held by public stockholders	20,969,227	20,824,770
Net earnings per share, available to public stockholders:		
Basic	$ 0.76	$ 0.44
Diluted	$ 0.76	$ 0.44

The following table shows the number of shares eligible to receive dividends at December 31, 2008. The unvested shares in the ESOP receive dividends that are recorded through compensation expense. MHC has waived its right to dividends.

Total voting shares outstanding at September 30, 2008	74,079,868
Treasury stock acquisitions	(19,862)
Options exercised	49,075
Total voting shares outstanding at December 31, 2008	74,109,081
Unvested shares in ESOP	(1,008,194)
Shares held by MHC	(52,192,817)
Total shares eligible to receive dividends at December 31, 2008 (public shares)	20,908,070

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 40 branch locations in Kansas, nine of which are in-store branches. Capitol Federal Savings Bank employs 669 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe
Vice President,
Investor Relations
700 S Kansas Ave.
Topeka, KS 66603
(785) 270-6055
jwempe@capfed.com

Kent Townsend
Executive Vice President and
Chief Financial Officer
700 S Kansas Ave.
Topeka, KS 66603
(785) 231-6360
ktownsend@capfed.com